    UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period: _________________________Ended:_____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SINO-GLOBAL SHIPPING AMERICA, LTD.
Full Name of Registrant

N/A
Former Name if Applicable

1044 Northern Boulevard, Suite 305
Address of Principal Executive Office (Street and Number)

Roslyn, New York 11576-1514
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is filing an extension on Form 12b-25 with the U.S. Securities and Exchange Commission (the “SEC”) to allow for additional time to finalize its quarterly report on Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”). The Form 10-Q was originally due on May 15, 2020. As a result of the impact of COVID-19 outbreak on the Registrant’s business and operations, the Registrant had delayed its filing of the Form 10-Q until June 29, 2020, the extended due date in reliance on the SEC’s March 25, 2020 order providing conditional relief to public companies that are unable to timely comply with their periodic reporting obligations (Release No. 34-88465). However, the Form 10-Q could not be filed by June 29, 2020 without unreasonable effort and expenses because the Registrant requires additional time to finalize its financial statements for the quarter ended March 31, 2020 required to be included in the Form 10-Q. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant expects to file its Form 10-Q no later than the fifth calendar day following the prescribed due date of June 29, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lei Cao	(718)	888-1814
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has made a preliminary determination of the results of operations, which are subject to change prior to filing the quarterly report on Form 10-Q.

The Registrant’s revenues decreased by approximately $21 million, or approximately 94%, from approximately $22 million for the three months ended March 31, 2019 to approximately $1 million for the same period in 2020. The decrease was mainly because, for certain contracts in the freight logistics services segment that the Registrant entered into with customers in the first quarter of fiscal year 2020, the Registrant only acted as an agent and did not control the services rendered to the customers in order to reduce possible risks as a result of the uncertainties in current trade environments. As a result, the Registrant’s revenues from those contracts were accounted for on a net basis. The decrease was also due to the decrease in the revenues from the inland transportation management services segment as the service contracts with customers had expired without new customers to replace the revenue loss for that segment. The Registrant’s operating costs and expenses decreased by approximately $19 million, or approximately 78%, from approximately $24 million for the three months ended March 31, 2019 to approximately $5 million for the same period in 2020. This decrease was mainly due to the decrease in cost of revenue, selling expenses, general and administrative expenses, provision for doubtful accounts and stock-based compensation. The Registrant had a net loss of approximately $4 million for the three months ended March 31, 2020, compared to approximately $1 million for the same period in 2019. The Registrant is in the process of finalizing certain items in the financial statements. Notwithstanding the result of determination, the Registrant expects to have a significant increase in its net loss for the quarter ended March 31, 2020, compared to the same period in 2019.

Sino-Global Shipping America, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	:	June 29, 2020	By	: /s/	Lei Cao
			Name:		Lei Cao
			Title:		Chief Executive Officer